CERTIFICATE of QUALIFIED PERSON

I, Jeffery W. Choquette, P.E., do hereby certify that:

1.	I am currently employed as Principal Engineer by:

Hard Rock Consulting, LLC
1030 Johnson Road, Ste. 300
Golden, Colorado 80401
U.S.A.

2.	I am a graduate of Montana College of Mineral Science and Technology and received a Bachelor of Science degree in Mining Engineering in 1995.

3.	I am a:

•	Registered Professional Engineer in the State of Montana (No. 12265)
•	QP Member in good standing of the Mining and Metallurgical Society of America (No. 01425QP)

4.	I have practiced mining engineering and project management for 16 years. I have worked for mining and exploration companies for 16 years and as a consulting engineer for one and a half years.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the preparation of Sections 16, 25 and 26 of the technical report titled “Nieves Project, Form 43-101F1 Technical Report, Preliminary Economic Assessment, Zacatecas, Mexico” dated October 31, 2012 (the "Technical Report").

7.	I have had no prior involvement with the property that is the subject of the Technical Report.

8.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information required to be disclosed to make the report not misleading.

9.	I am independent of Quaterra Resources Inc., applying all of the tests in section 1.5 of NI 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.